Exhibit 99.1

Brera Holdings Adds Luxury Lifestyle Executive Massimo Ferragamo to Its All-Star Advisory Board

Ferragamo joins MLS Founder and World Cup Director Alan Rothenberg, Sports Business Leaders Paul Tosetti and Marshall Geller, and Football Icon Giuseppe Rossi

DUBLIN, Ireland and MILAN, Italy, March 06, 2024 (GLOBE NEWSWIRE) -- Brera Holdings PLC (“Brera Holdings”, “Brera” or the “Company”) (Nasdaq: BREA) announces today the addition of Massimo Ferragamo to the Company’s newly formed top-tier Advisory Board, to lead the world’s first publicly-traded multi-club ownership (“MCO”) company in global football (American soccer).

Ferragamo joins the recently named Advisory Board all-star team members Alan Rothenberg, Paul Tosetti, Giuseppe Rossi and Marshall Geller.

“In addition to leading one of the most famous global luxury fashion houses, with his family, Massimo Ferragamo’s name is synonymous with elevated lifestyle, so his valued perspective is the perfect addition to our all-star Advisory Board. We were diligent in working to ensure that Brera’s Advisory Board will provide visionary leadership, as we continue to drive our MCO strategy forward,” stated Christopher Paul Gardner, Brera’s Director and Compensation Committee Chairman.

Massimo Ferragamo is the Chairman of Ferragamo USA, Inc., which he has led since 2000, after serving as that company’s President since 1985. Ferragamo is also Vice President of the Lungarno Hotel Group and Executive Vice President of the Ferragamo Foundation. Other current and former directorships and associations include: director of Ferragamo Finanziaria S.p.A.; Board of Directors member for Yum! Brands, Inc.; multiple Philip Morris International, Inc. Board Committees; Board Member of The American-Italian Cancer Foundation; Board of Directors member for Birks Group, Inc.; and Board of Directors member for Mayor’s Jewelers, Inc. Ferragamo was instrumental in introducing former Florentine football icon Giuseppe Rossi to also become a member of the Brera Advisory Board.

“We are truly blessed to strengthen an already amazing Advisory Board and are pleased to welcome Massimo, Alan, Paul, Marshall, and Giuseppe to Brera’s Advisory Board at this exciting time. Each member will bring their diverse expertise, unique background, and professional experience. I am looking forward to receiving their valuable counsel and honored that they chose to join the Brera team,” said Pierre Galoppi, Brera’s Chief Executive Officer.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company owns the trademarked FENIX Trophy Tournament, a non-professional pan-European football competition recognized by UEFA, inaugurated in September 2021 and organized by Brera FC. “FENIX” is an acronym for “Friendly European Non-professional Innovative Xenial.” BBC Sport has called the FENIX Trophy “the Champions League for amateurs,” and Brera FC hosted the 2023 finals at Milan’s legendary San Siro Stadium. In October 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene FC, a team then admitted to the Second Division League in Mozambique, a country of nearly 32 million people. Brera Tchumene FC won its post-season tournament and in November 2023 was promoted to Mocambola, the First Division in Mozambique. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions.

In June 2023, Brera acquired a strategic stake in Manchester United PLC. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. In September 2023, the Company assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which will become Brera Ilch FC when the football season resumes in March 2024. In January 2024, the Company announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports ownership to mass investors through the Company’s Nasdaq-listed shares. The Company is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Pierre Galoppi, Chief Executive Officer
Brera Holdings PLC
pierre@breraholdings.com